Exhibit 12.3

DELMARVA POWER & LIGHT COMPANY

		For the Year Ended December 31,
	Three Months Ended March 31, 2013	2012	2011	2010	2009
	(millions of dollars)
Earnings
Net income for common stock	$26	$73	$71	$45	$52
Preferred stock dividend	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—
Minority interest loss	—	—	—	—	—
Income tax expense	16	44	42	31	16

Pre-tax income for common stock	42	117	113	76	68
Add: Fixed charges*	14	52	49	48	47
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$56	$169	$162	$124	$115

*Fixed Charges
Interest on long-term debt	$12	$45	$42	$43	$42
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	1	4	4	3	3
Interest component of rentals	1	3	3	2	2
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$14	$52	$49	$48	$47

Ratio of earnings to fixed charges (a)	4.00	3.25	3.31	2.58	2.45

(a)	DPL has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.